Exhibit 99.2

June 5, 2013

Boards of Directors

Lamplighter Financial, MHC

Waterstone Financial, Inc.

WaterStone Bank SSB

11200 West Plank Court

Wauwatosa, Wisconsin 53226

Re:                             Plan of Conversion and Reorganization

Lamplighter Financial, MHC

Waterstone Financial, Inc.

WaterStone Bank SSB

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion and Reorganization (the “Plan”) adopted by the Board of Directors of Lamplighter Financial, MHC (the “MHC”) and Waterstone Financial, the existing mid-tier holding company (the “Company”) for WaterStone Bank SSB (the “Bank”), all based in Wauwatosa, Wisconsin.  Pursuant to the Plan, the organization will convert from the partially public mutual holding company form of organization to the fully public stock form of organization.  Lamplighter Financial, MHC, the mutual holding company parent of Waterstone Financial, Inc., will be merged into Waterstone Financial, Inc., and Lamplighter Financial, MHC will no longer exist.  Waterstone Financial, Inc., which owns 100% of WaterStone Bank SSB, will be succeeded by a Maryland corporation with the name of Waterstone Financial, Inc. (the “Company”).  As part of the conversion, the 73.5% ownership interest of Lamplighter Financial, MHC in Waterstone Financial, Inc. will be offered for sale in the stock offering.  When the conversion is completed, all of the outstanding common stock of WaterStone Bank SSB will be owned by the Company, and all of the outstanding common stock of the Company will be owned by public shareholders.

We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Eligible Account Holders; (2) the Tax-Qualified Plans; (3) Supplemental Eligible Account Holders; and (4) Other Members.  Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community and syndicated offerings, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)                                 the subscription rights will have no ascertainable market value; and,

(2)                                 the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company’s value alone.  Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,
RP Financial, LC.

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 600	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com